Exhibit 77D

Royce Focus Trust, Inc.

        On April 6, 2011, The Board of Trustees of Royce Focus Trust, Inc. voted to amend the definition of "foreign securities", for purposes of the Fund's investment restrictions, so that it is determined based on whether the headquarters of the Company are located outside the United States.